SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PARAMETRIC TECHNOLOGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock

par value $.01 per share

(Title of Class of Securities)

699173100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Cornelius F. Moses, III

Executive Vice President and Chief Financial Officer

Parametric Technology Corporation

140 Kendrick Street

Needham, Massachusetts 02494

(781) 370-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Matthew C. Dallett

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$13,724,051(1)	$1,616

(1)	Calculated solely for purposes of determining the filing fee in accordance with Rule 457(o). The amount assumes the purchase from eligible employees of all outstanding eligible options to purchase shares of common stock of Parametric Technology Corporation (PTC) with an exercise price equal to or greater than $9.00 per share granted under the PTC 2000 Equity Incentive Plan, the PTC 1997 Incentive Stock Option Plan, the PTC 1997 Nonstatutory Stock Option Plan, the PTC 1987 Incentive Stock Option Plan, the Computervision Corporation 1992 Stock Option Plan, the Division Group PLC Approved Employee Share Option Scheme and the Division Group PLC Unapproved Employee Share Option Scheme at the prices stated in the offer document for an aggregate purchase price of $13,724,051.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Exchange Outstanding Options with Exercise Prices of $9 or More, dated July 6, 2005 and attached as Exhibit (a)(1)(i) hereto (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and address. The name of the issuer is Parametric Technology Corporation, a Massachusetts corporation (“PTC”). PTC’s principal executive offices are located at 140 Kendrick Street, Needham, Massachusetts 02494, and its telephone number is (781) 370-5000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by PTC to its eligible employees to exchange for cash, without interest thereon, any and all outstanding options to purchase PTC common stock with exercise prices at or above $9 per share that were granted under the PTC 2000 Equity Incentive Plan, the PTC 1997 Incentive Stock Option Plan, the PTC 1997 Nonstatutory Stock Option Plan, the PTC 1987 Incentive Stock Option Plan, the Computervison Corporation 1992 Stock Option Plan (which PTC assumed in connection with its acquisition of Computervision Corporation), the Division Group PLC Approved Employee Share Option Scheme and the Division Group PLC Unapproved Employee Share Option Scheme (both of which PTC assumed in connection with its acquisition of Division Group PLC).

As of June 27, 2005, eligible options to purchase up to 19,584,368 shares of PTC common stock were outstanding and held by eligible employees.

(c) Trading Market and Price. There is no established trading market for the subject options described under Item 2(b) above. The information set forth in the Offer to Exchange under Section 8 – “Price Range of Common Stock Underlying Eligible Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. PTC is both the filing person and the subject company. The information set forth under Item 2(a) above and set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options and Common Stock” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange in the introductory pages, the “Summary of Terms,” Section 2 – “Eligible Employees; Eligible Options; Offer Expiration Time,” Section 3 – “Cash Payment for Eligible Options,” Section 4 – “Procedure for Tendering Eligible Options,” Section 5 – “Withdrawal Rights,” Section 6 – “Acceptance of and Payment for Eligible Options,” Section 7 – “Conditions of the Offer,” Section 9 – “Source and Amount of Funds for Cash Payment,” Section 11 – “Material U.S. Federal Income Tax Considerations,” Section 12 – “Material Income Tax Considerations for Non-U.S. Employees,” and Section 13 – “Accounting Consequences of the Offer” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange in the “Summary of Terms” and Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options and Common Stock” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “Summary of Terms” and Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options and Common Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary of Terms” and Section 1 – “Purpose of the Offer; Status of Options Acquired by Us in the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 1 – “Purpose of the Offer; Status of Options Acquired by Us in the Offer” is incorporated herein by reference.

(c) Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 – “Source and Amount of Funds for Cash Payment” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options and Common Stock” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options and Common Stock” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. None.

Item 12.	Exhibits.

See attached Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARAMETRIC TECHNOLOGY CORPORATION

By:	/s/ CORNELIUS F. MOSES, III
Cornelius F. Moses, III
Executive Vice President and Chief Financial Officer

Date: July 6, 2005

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Outstanding Options with Exercise Prices of $9 or More, dated July 6, 2005.

(a)(1)(ii)	Email dated July 6, 2005 to employees of Parametric Technology Corporation from C. Richard Harrison announcing Offer to Exchange.

(a)(1)(iii)	Form of Election to Tender Options for Exchange (Electronic).

(a)(1)(iv)	Form of Election to Tender Options for Exchange (Paper).

(a)(1)(v)	Form of email confirming receipt of Election to Tender Options for Exchange.

(a)(1)(vi)	Form of Withdrawal of Options Tendered for Exchange (Electronic).

(a)(1)(vii)	Form of Withdrawal of Options Tendered for Exchange (Paper).

(a)(1)(viii)	Form of email confirming receipt of Withdrawal of Options Tendered for Exchange.

(a)(1)(ix)	Form of email reminder notice of expiration of Offer to Exchange.

(a)(1)(x)	Form of email confirming acceptance of options and results of Offer to Exchange. (Aggregate)

(a)(1)(xi)	Form of email confirming acceptance of options for exchange. (Individual)

(a)(1)(xii)	Form of letter confirming acceptance of options for exchange (Individual).

(a)(1)(xiii)	Frequently Asked Questions (FAQs).

(a)(1)(xiv)	Letter dated July 6, 2005 to employees of Parametric Technology Corporation receiving the Offer to Exchange in paper form from C. Richard Harrison announcing the Offer to Exchange.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(a)(6)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.